Global Tech Solutions, Inc.
80713 Alexandria Court
Indio, California 92201
714.473.9728

July 23, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	Global Tech Solutions, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed July 17, 2013
File No. 333-186460

Dear Ms. Mills-Apenteng:

In connection with the above-referenced amendment to our registration statement on Form S-1, we request the acceleration of the effective date of that registration statement as of July 25, 2013, at 12:00 p.m. Eastern Daylight Time.  We acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, you time, attention, and cooperation regarding this matter is appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Global Tech Solutions, Inc.,
a Nevada corporation

/s/ Kenneth Johnson
By: Kenneth Johnson

Its: President